April 5, 2013
VIA E-mail
Chris Hymel
President
Signal Advance, Inc.
2520 County Road 81
Rosharon, Texas 77583

   Re: Signal Advance, Inc.
       Amendment No. 2 to Confidential Draft Registration Statement on Form S-1 Submitted March 19, 2013
       CIK No. 0001545061

Dear Mr. Hymel:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Solution, page 6

1. We note your response to our prior comment 2, however, it doesn't appear you have made the changes in the revised registration statement that you propose in your response letter. Please revise accordingly.

Response: The last paragraph under the section heading: "Solution" will be replaced with the following paragraph:

  Prototype SAT circuit designs were used to temporally-advance the detection of analog test signals and bioelectric (cardiac) signals in a dissertation study completed by Dr. Hymel (SAI Founder/president) at the University of Texas Health Science Center in the Texas Medical Center, Houston Texas. The study results were later published in a peer-reviewed feature article published in the IEEE Circuits and Systems magazine.


Intellectual Property, page 7

2. We note your response to prior comment 5, please quantify the number of "U.S. and European patent applications" that are under examination following submission of amendments and responses to office actions.

Response: The following text, which explicitly lists all patents and patent applications, will replace the first paragraph under the section heading "Intellectual Property" beginning on page 7.

 INTELLECTUAL PROPERTY: The following table lists the patent applications and issued patents:

 Patent Office   Patent/Appl. No.     Status
 -------------   ------------------   ------------------------------------------
 United States   20110184650          Notice of Allowability issued Mar. 2013
 China           ZL 200880015288.2    Cert. of Invention Patent issued Oct. 2012
 Europe          EP 08 75 4879.8      Under examination
 Mexico          MX/A/2009/00921      Not yet examined
 India           3465/KOLNP/2009      Not yet examined

 Additional patent submissions related to specific applications, SA circuit configurations, and signal processing techniques to improve signal fidelity are being drafted.


Report of Independent Registered Public Accounting Firm, page 45

3. Please revise this report to refer to and opine not only on the financial statements of the current period but also to those of the prior period that are presented. Refer to Public Company Accounting Oversight Board Auditing Standard AU 508.65.

Response: A clerical error occurred in translating the Report of Independent Registered Public Accounting Firm in to the required ASCII format for submission to EDGAR. The year 2011 was inadvertently omitted. The subsequent audit report for the restated financial reports will refer to and opine on both the prior and current periods.


4. We note that the amended Form S-1 filed on March 19, 2013 does not include the consent of your independent accountants. To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide currently dated and signed consents from your independent accountants with your next amendment. Revise the consent such that the dates of the reports referred to agree to the dates of the reports in the filing.

Response: The current consent will be included.


Statement of Cash Flow, page 48

5. The subtotals presented in this statement do not appear to be mathematically correct. Further, the statement does not appear to describe all the changes in your intellectual property amounts for fiscal year 2012. Please advise or revise.

Response: A clerical error occurred in translating the Cash Flow Statements for Years Ended December 31, 2012 and 2011, into the required ASCII format for submission to EDGAR. The Cash flow statement has been corrected in the restated financial reports to be included in the amended registration statement. See the discussion, beginning on page 5, regarding the restatement of the financial reports in which all costs related to intellectual property are expensed.

As it regards "...changes in ... intellectual property amounts for fiscal year 2012.", a significant portion (approx. $50K) of the Non-Cash Investment was in exchange for services rendered related to intellectual property protection - specifically prosecution of the U.S., European and Chinese patent applications, all of which were under examination in 2012/2011. See the discussion, beginning on page 5, regarding the restatement of the financial reports in which all costs related to intellectual property are expensed.


Note B - Intangible Property, page 53

6. We note your response to prior comments 16, 17 and 18 in our letter dated December 20, 2012. Based on your response, it appears that the transfer of the Signal Advance technology is a transfer of assets from a related party. Transfers of property or other long-term assets by an individual to a related business entity should be recorded by the business entity at the amount that the transferor would have had in its accounts if the transferor had prepared financial statements using generally accepted accounting principles for business entities rather than the value that may have been used in the individual's financial statements. Please revise your financial statements accordingly. Refer to paragraphs 805-50-30-5 through 6 of the FASB Accounting Standards Codification.

Response: The transfer of intellectual property (IP), specifically identifiable as Signal Advance technology, occurred in 2008. The financial records have been revised to expense, rather than capitalize the acquisition cost of the asset on the transfer date. See the discussion, beginning on page 5, regarding the restatement of the financial reports in which all costs related to intellectual property are expensed.


7. Further, we note your response to prior comment 22 in our letter dated December 20, 2012 in which you state that the contingent payments for the Signal Advance technology will be capitalized. Considering the facts and circumstances of this transfer, including that it is a related party transaction, it appears such payments should be expensed. Please revise accordingly.

Response: In the applicable sections (second paragraph on page 54 and the first paragraph on page 63) will be amended as follows:

 "These contingent payments will be capitalized."  has been revised as follows:
 "Any such contingent payments will be expensed."


8. We note your response to comment 19, but were unable to locate Exhibit A you referred to in the response. Please tell us how you determined that the i-Consent product has an indefinite useful life based on the factors listed in paragraph 350-30-35-3 of the FASB Accounting Standards Codification.

Response: Please find Exhibit A, starting on page 8. The useful life of the technology forming the basis for the i-Consent product was considered indefinite as the company was seeking IP protection. Patent allowance/issuance would have provided a definite basis for the determination of the useful life of the asset. It has been determined that intellectual property protection was unlikely based on a review of relevant prior art. See the discussion, beginning on page 5, regarding the restatement of the financial reports in which all costs related to intellectual property are expensed.

9. Please provide the following with respect to the i-Consent product:

* The nature and amount of the costs capitalized:

Response: $225,000 for development activity following determination of technical feasibility

* The amount of sales, rental or royalty income you have recorded from the i-Consent product since technological feasibility was achieved.

Response: $100,000

* The nature of the marketing activities associated with the product since technological feasibility was achieved, and the related expenses:

Response: Direct communication with potential clients known by management in the relevant medical legal and insurance industries.

* The date the product became available for general release to customers and any costs capitalized subsequent to that date.

Response: -0-

* A description of any ongoing research and development activities for other components of the i-Consent product:

Response: Research & development work on this product ceased in 2010.


10. Please describe the method used to test the i-Consent product for impairment and provide the results of this testing for fiscal year 2012. As part of your response, describe any changes in estimates or assumptions used in this analysis since your initial impairment test.

Response: Testing for impairment is no longer applicable. The financial records have been revised to expense, rather than capitalize the acquisition cost of the asset on the transfer date. See the discussion, beginning on page 5, regarding the restatement of the financial reports in which all costs related to intellectual property are expensed.


Signatures

11. When you file this S-1 publicly, please ensure that the signatures are currently dated.

Response:  The signatures will be correctly dated.

Discussion regarding restatement of the financial reports:

The previous financial reports were provided as part of a confidential draft registration statement. in this context, the term "draft" refers to "... a first or preliminary form of any writing, subject to revision, copying, etc." and "confidential" means secret or private, and, in this context, refers to a document "... written ... in strict privacy or secrecy." Further, the financial reports were not widely distributed to shareholders and other financial statement users for general use ..." despite being in a form and format that complies with GAAP (Statement of Financial Accounting Standards No. 165).

At this stage in the DRS process, the Company does not appear meet the condi-tions listed, in the Financial Accounting Standard referenced above, to be considered a "public entity". Financial reports submitted as a confidential draft should not be considered "issued". While amendments to the financial reports are appropriate in order to fully comply with FASB-ASC, restatement of the financials does not appear warranted.

However, as directed, the Balance Sheets of the Company as of December 31, 2012 and 2011, and the Statements of Changes in Shareholders' Equity for years ended December 31 2012 and 2011 are going to be restated as all cost related to intellectual property will be expensed. As such, the following paragraph will be added under Note A (second paragraph, page 50).

 Restatement of Financial Statements: The accompanying balance sheets of Signal Advance, Inc., as of December 31, 2012 and 2011, and the related statements of income and retained earnings (accumulated deficit), cash flows and changes in stockholders' equity for the years then ended, have been restated. Restatement was required in order to expense, rather than capitalize, the following:

  1) the cost of acquisition of intellectual property in 2008 as the transaction was between entities under common control (FASB 50-30-5),
  2) costs of research and development in prior years, and
  3) costs to pursue and obtain intellectual property protection.

 The overall effect is the elimination of the intangible (intellectual) property asset of approximately $1.9M along with a concomitant increase in the accumulated deficit as of December 31, 2012. In addition, intellectual property expenses of $58,638 and $121,351, for the years ended December 31, 2012 and 2011, respectively, are included in the statements of income and retained earnings (accumulated deficit) for years ended December 31, 2012 and 2011.

Consistent with the amendments made to the financial reports, described above, the narratives related to intellectual property found beginning on pages 53 and 62 of the registration statement have been amended as follows:


  Intellectual property protection is being pursued for the specifically identi-fiable intellectual property (IP) termed Signal Advance technology. The following table lists the patent applications and issued patents and their respective status:

   Patent Office  Patent/Appl. No.   Status
   -------------  -----------------  -------------------------------------------
   United States  20110184650        Notice of Allowability Issued Mar. 2013
   China          ZL 200880015288.2  Cert. of Invention Patent Issued Oct. 2012
   Europe         EP 08 75 4879.8    Currently under examination
   Mexico         MX/A/2009/00921    Not yet examined
   India          3465/KOLNP/2009    Not yet examined

  Additional patent submissions related to specific applications, SA circuit configurations, and signal processing techniques to improve signal fidelity are being drafted.

  The IP derives from an assignment of the IP in the form of a patent applica-tion filed with the USPTO as well as any patents which issue as a result of U.S. and related international patent applications.

  As ASSIGNEE, the Company is responsible for:

    1) funding and executing activities required for any regulatory approval, development, implementation and commercialization;
    2) introducing assigned products which incorporate the patent pending or patented technology to the commercial market;
    3) make its best efforts to: a) develop and market assigned products and services, and b) increase and extend the commercialization of assigned products, and,
    4) commence the advertising and marketing assigned products not later than 24 months following the granting of the patent

  The assignment was privately negotiated between the Company's president, Dr. Hymel (Assignor) and the remaining members of the board of directors for the Company (Assignee). Consideration to acquire the IP rights, in the form of equity (specifically 525,000 (post-split) shares of SAI common stock, to date) was expensed as the assignment is considered transaction between entities under common control (FASB ASC 805-50-30-5,6). The value of the common stock issued in exchange for the equity was based on the most recent private sales of stock (FASB ASC 505-50-30-6). Additional contingent payments are due on achievement of IP protection milestones by the Assignor, including 1) notice of allowance for the patent application ($1.0M) and 2) issuance of the patent $1.25M), payable in cash or equity at a price/share based on the share price in the most recent private offering or, if SAI common stock is trading publicly, and the prevailing market price. Any such contingent payments will also be expensed. However, per additional terms of the assignment, these payments are superseded if the value of the assignor's equity exceeds $3.5M. In addition, royalties are payable to Assignor on net sales and/or license fees as follows: a) <$10M: 6%; b) $10-$25M: 8%, and c) >$25M: 10%. Assignor's
  remedy for non-payment is the termination of the assignment.

  The costs incurred in pursuit of domestic and international patent and trade-mark protection for Signal Advance technology are expensed (included as "Intellectual Property" under expenses on the Statements of Income and Retained Earnings (Accumulated Deficit) for the years ended December 31, 2012 and 2011. These costs to prepare and prosecute patent applications and protect the IP, include filing fees, fees for consultants, experts, advisors and patent attorneys, including foreign associates, patent applications, claims and other amendments, responses to office actions, etc. Any patent infringe-ment case may hinder the Company's ability to generate revenues.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at:

     http://www.sec.gov/ ... /drsfilingprocedures101512.htm.

You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Russell Mancuso for
Amanda Ravitz
Assistant Director
cc: (via e-mail): Richard C. Seltzer, Esq.

EXHIBIT A:  i-CONSENT SUMMARY

The informed consent (IC) of patients in regards to their medical treatment is a widely recognized problem. The information provided to a patient and the patients' understanding of that information is currently poorly documented. For example it may only consist of a brief verbal explanation followed by the signing of an informed consent form.

i-Consent is a complete replacement for the current IC procedure at physician offices. The software product relieves the physician from a potentially burdensome task of patient education. The product presents interactive multi-media computer presentations covering medical procedures including information on the relevant terminology and anatomy, the procedure itself, associated risks, post-procedure instructions, as well as any other pertinent information. Each presentation is followed by a short test to evaluate patient comprehension. The presentation material relies heavily on computer animation and video and is targeted at an education level deemed effective for most of the population.
The system permanently stores detailed records of all patients that use the system. Physicians will be able to easily confirm that their patients completed the IC process and view the detailed results for each patient. The result is standardized patient education of the medical procedures and their associated risks as well as documentation of the patients' understanding of the information presented. Thus i-Consent provides documentation that mitigates physician liability related to the proper delivery of the informed consent.

i-Consent incorporates these features:

  * A multimedia presentation of a single medical procedure.

  * A short on-line test of the information in the presentation.

  * Report tools of the patient's IC education and test results.

i-CONSENT DETAILS

HOW IT WORKS: The physician provides access to the relevant procedure (using a patient-specific login) for an explanation of the medical procedures. The patient views the informed consent presentation and is tested over the material presented in each section. These sections include topics such as terminology, relevant anatomy, the procedure itself, risk factors, and post-procedure instructions, as appropriate. If the patient answers any question incorrectly, i-Consent will automatically replays the relevant section of the presentation. The patient is provided multiple chances to answer the question correctly and all of their attempts will be recorded.

A permanent record, including the presentation material viewed and test results, is retained. The physician can access the permanent records to view their patient's results from the informed consent presentation and test. Detailed information would be available including how long they viewed the presentation, their test score, what questions they missed, etc., thus providing the physician data to determine if the patient grasps the information. If a patient repeatedly selects the wrong answers, even after reviewing the presentation material multiple times, then the physician will need to decide the appropriate action. For example, the patient might be intentionally failing the test suggesting that they represent a higher risk for litigation. Or the patient might have some other issue (mental or physical disability, language barrier, etc.) that interferes with their comprehension of the information.

BACKGROUND: The informed consent of patients in regards to their medical treatment is a widely recognized problem. Patient informed consent is a contributing factor to the billions of dollars insurance companies spend in the US each year on medical malpractice cases. Impediments for obtaining effective, legally cogent informed consent include:

  * Medical conditions/procedures, and the terms used to describe them, have long been a source of confusion to those receiving care and explanations of that care.

  * Many physicians do not have the time, knowledge, communication ability, or inclination to effectively transfer the information constituting acceptable informed consent.

  * Many patients (and jurors) do not have the educational or literacy back-grounds that enable them to understand the information as currently, commonly delivered.

  * The physical and psychological circumstances of delivery often inhibit effective information transfer.

  * The specification of valid informed consent is varied, subjective, and from fragmented sources.

  * Patient indication of consent, regardless of the quality of informed consent delivery or its documentation, is often superficial and legally meaningless.

Currently available, proven information technologies and methods can more effectively transfer informed consent information in both directions along the patient-practitioner axis to fill a market need that is clear, compelling, and continuous.

BENEFITS: The underlying concept of this product is twofold: to make the informed consent process truly bi-directional and to optimize both transfers. The products utilize proven interactive multi-media technology to deliver, assess, record, and archive the informed consent activities of health care providers and patients. These products use interactive multimedia information delivery and data management techniques, delivered over PC's, kiosks, and networks, to obtain and administer informed consent. These products offer significant advantage over currently available methods because:

  * Delivery of informed consent content using animation, narration, video and other media is more effective and should circumvent literacy, social, cultural, ambience, and other barriers to information transfer.

  * Interactivity allows the patient to adjust content delivery to meet his/ her preferences, as well as providing real-time assessment of comprehension of content delivery,

  * PC delivery, at home, at clinical sites, or over the Internet, provides flexibility of use, convenience to users and to practitioners, and significantly mitigate factors detrimental to comprehension, and

  * Integral modules to assess user understanding, which essentially creates new information, allows real-time identification of comprehension gaps, guidance of remedial efforts, and product improvement.

Furthermore, assessment archiving allows industry and collegial assessment of informed consent effectiveness and provides access to unimpeachable evidence of delivery and comprehension of informed consent. This new information has huge value. The goal is to deliver the best available, professionally-accepted informed consent content, assess patient comprehension of the content, signal the need for and guide remedial action if required, and permanently archive content delivery and assessment of user comprehension. The value of these features is manifest: practitioners deliver standard informed consent content using a reliable, flexible, readily available mechanism better suited to most patients' learning preferences; patients become better-educated consumers of health care; health care management reduces costs through risk management; malpractice defense attorneys have access to irreproachable evidence that patients received and, in fact, understood informed consent content; and insurers can more effectively counter frivolous suits and better manage their liability risk.

EXHIBIT B: RESTATED FINANCIAL RPEORTS

                           Signal Advance, Inc.
                              Balance Sheet
                     As of December 31, 2012 and 2011
                               (Restated)

                                                        2012          2011
                                                   ------------  ------------
ASSETS

  Current Assets
    Cash                                            $    8,110    $   12,918
                                                   ------------  ------------
      Total Current Assets                               8,110        12,918

    Equipment (net accumulated depreciation)             4,607         8,887
      - Note D

    Long-term Investments                               21,438        21,369

    Available for Sale Securities - Note C                  13         1,500
                                                   ------------  ------------
TOTAL ASSETS                                        $   34,168    $   44,674

LIABILITIES & SHAREHOLDERS' EQUITY

  Current Liabilities
    Loan from Shareholder                               31,303        33,269
    Trade Payable - Note F                                 -0-       120,000

      Total Current Liabilities                         31,303       153,269
                                                   ------------  ------------
        Total Liabilities                           $   31,303    $  153,269
                                                   ------------  ------------
    Shareholders' Equity

      Common stock - $0 par value, shares issued
         and outstanding:
             8,111,409, as of December 31, 2011
             8,403,659, as of December 31, 2012
               - Note H

      Paid-in Capital in excess of par               3,060,584     2,768,334

      Retained Earnings (Accumulated Deficit)       (3,057,720)   (2,876,929)
                                                   ------------  ------------

        Total Shareholders' Equity                       2,865      (108,599)
                                                   ------------  ------------

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY            $   34,168    $   44,674
                                                   ============  ============



                 See Accompanying Notes and Accountant's Report             F 2

                             Signal Advance, Inc.
        Statements of Income and Retained Earnings (Accumulated Deficit)
                   Years Ended December 31, 2012 and 2011
                                   (Retated)

                                                   Jan-Dec '12    Jan-Dec '11
                                                  -------------  -------------
REVENUES
  Consulting                                             4,205   $     45,000
  Other Income                                           6,288         35,000

COST OF SALES                                              -0-            -0-
                                                  -------------  -------------

GROSS PROFIT                                            10,313         80,000
                                                  -------------  -------------

EXPENSES
  General, Selling and Administrative                   30,239         34,035
  Intellectual Property - Note B                        58,638        121,351
  Professional Services                                 62,517         32,237
  Research and Development                              33,000         45,000
  Depreciation                                           5,292          8,052
                                                  -------------  -------------

TOTAL EXPENSES                                    $    189,686   $    240,675
                                                  -------------  -------------

    NET ORDINARY INCOME (LOSS)                        (179,373)       (160,675)

OTHER INCOME (EXPENSE)
  Adjustment for Impairment - Note C                    (1,487)       (23,500)
  Gain (Loss) on Equity Investments                         69            -0-
                                                  -------------  -------------

TOTAL OTHER INCOME (EXPENSE)                            (1,418)       (23,500)

    NET INCOME                                    $   (180,791)  $   (184,175)
                                                  =============  =============

BEGINNING ACCUMULATED DEFICIT                        2,876,930      2,692,755

ENDING ACCUMULATED DEFICIT                           3,057,721      2,876,930


Net loss per common share - basic and diluted             0.36           0.35

Shares used to calculate net loss per common         8,403,659      8,111,409
  share - basic and diluted (total issued
  and outstanding less treasury) - Note H






               See Accompanying Notes and Accountant's Report               F 3

                             Signal Advance, Inc.
                            Statement of Cash Flow
                   Years Ended December 31, 2012 and 2011
                                  (Restated)



                                                   Jan-Dec '12    Jan-Dec '11

                                                  -------------  -------------
  OPERATING ACTIVITIES

    Net Income                                         (71,790)         2,492

    Adjustments to reconcile Net Income
      to net cash provided by operations:

        Accounts Receivable                                               109
        Depreciation                                     5,292          8,051
                                                  -------------  -------------
  Net cash provided by Operating Activities            (66,498)        10,652

  INVESTING ACTIVITIES

    Fixed Assets: Cost/Basis                            (1,011)          (607)
    Available for Sale Securities

                       1,487         (1,500)
    Long-Term Investments                                  (69)
                                                  -------------  -------------
  Net cash provided by Investing Activities                407         (2,107)

  FINANCING ACTIVITIES

    Capital Investment                                  63,250         10,000
    Short Term Loans                                    (1,966)        (8,005)
                                                  -------------  -------------
  Net cash provided by Financing Activities             61,284          1,995

                                                  -------------  -------------

  Net cash increase (decrease) for period               (4,808)        10,540

  Cash at beginning of period                           12,918          2,378
                                                  -------------  -------------

Cash at end of period                                    8,110         12,918
                                                  =============  =============


SUPPLEMENTAL DISCLOSURES

   Interest Expense                                      2,704          3,942

   Non-Cash Investment                                 229,000         66,667
     (services rendered in exchange for equity)




                See Accompanying Notes and Accountant's Report              F 4

                             Signal Advance, Inc.
                Statement of Changes in Shareholders' Equity
                   Years Ended December 31, 2012 and 2011
                                 (Restated)


                   Common Stock     Additional  Net Other                   Total
                ------------------  Paid-in

    Comprehensive

Accumulated  Shareholders'

               Shares    Amount   Capital     Gain/(Loss)    Deficit      Equity
                --------- --------  ----------  -------------  -----------  -------------
Balance as of
Dec. 31, 2010   8,081,409        -    2,691,667             -   (2,692,755)        (1,088)

Shares Issued      30,000        -       76,667             -            -         76,667

Net Other
Comprehensive
Gain(Loss)             -         -           -        (23,500)           -        (23,500)

Net Income(Loss)       -         -           -              -     (160,675)      (160,675)

Treasury Stock         -         -           -              -            -              -
                ---------- ---------  ---------  -------------  -----------  -------------

Balance as of
Dec. 31, 2011    8,111,409       -    2,768,334       (23,500)  (2,853,430)      (108,596)
                ========== =========  =========  =============  ===========  =============

Shares Issued      292,250       -      292,250             -            -        292,250

Net Other
Comprehensive
Gain (Loss)


  (1,418)           -         (1,418)

Net Income(Loss)                                                  (179,373)      (179,733)

Treasury Stock          -        -           -              -            -              -
                ---------- ---------  ---------  -------------  -----------  -------------

Balance as of
Dec. 31, 2012    8,403,659            3,060,584       (24,918)  (3,032,803)         2,863
                ========== =========  =========  =============  ===========  =============

 - Note H







                See Accompanying Notes and Accountant's Report               F 5